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EXHIBIT 19.1

To Our Shareholders:

         The comparative results of operations of Chicago Rivet & Machine Co. for the second quarter and first six months of 2000 and 1999 are summarized below.
         Net sales and lease revenues for the second quarter of 2000 totaled $12,366,088, a decrease of approximately 4.4% compared to the same period in 1999. Revenues in the assembly equipment segment were approximately 16% lower than those recorded during the second quarter of 1999, and amounted to $2,543,405, while revenues from the fastener segment declined less than 1% compared with the year earlier period and totaled $9,822,683.
         Net income for the second quarter of 2000 amounted to $894,713 or $.89 per share on 1,003,080 average shares outstanding during the quarter. On a year to date basis, net income amounted to $1,816,148 or $1.70 per share on 1,070,588 average shares outstanding during the first six months of 2000. While earnings for both the second quarter and the first half compare favorably with 1999, it should be noted that 1999 results include an after tax charge of $623,000 in connection with a product recall. Earnings were impacted by the continued softness in the demand for our products, especially within the assembly equipment segment where margins have historically been higher than those of the fastener segment. Successful efforts to control costs of manufacture within the fastener segment were able to offset much of the impact of reduced sales volumes at the gross margin level. Selling and administrative expenses increased by $204,000 compared to the second quarter of 1999. The primary factors that contributed to this change were costs associated with the previously reported "Dutch auction" tender offer and those incurred in connection with the ongoing implementation of new data processing systems and software. The data processing initiative is now entering its final stages, and, while it has taken longer than originally anticipated, the Company is beginning to enjoy many of the anticipated benefits associated with this project.
         Throughout the first half of 2000, activity in our markets has trailed the robust levels of 1999, and we expect that trend to continue throughout the balance of the year. Despite that softness, we have been able to post solid operating results due, in part, to ongoing efforts to reduce expenses and improve efficiencies. Although we anticipate that certain administrative expenses will continue to be higher than normal for the remainder of the year due to consulting and other data processing implementation expenses, we believe that results for the year should be respectable, barring any unforeseen developments.

                               Respectfully yours,

               John A. Morrissey                  John C. Osterman

               Chairman                           President



July 31, 2000

The foregoing discussion is only intended to provide highlights of operations for the periods covered. Additional information is contained in our Form 10-Q which will be filed with the SEC and is available to shareholders on request from the Company, or via the internet through the SEC's EDGAR database. This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, fluctuations in general economic conditions, consumer demand, the gain or loss of a key customer, and the price and availability of the Company's primary raw materials. Therefore, readers are cautioned not to place undue reliance upon such forward-looking statements.


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                           CHICAGO RIVET & MACHINE CO.

                  SUMMARY OF CONSOLIDATED RESULTS OF OPERATIONS

                   FOR THE THREE AND SIX MONTHS ENDED JUNE 30


                                    SECOND QUARTER             FIRST SIX MONTHS
                              -------------------------   -------------------------
                                  2000          1999          2000          1999
                              -----------   -----------   -----------   -----------
Net sales and lease revenue   $12,366,088   $12,933,690   $24,801,824   $25,451,170

Income before taxes             1,335,713       720,112     2,748,148     2,460,572

Income after  taxes               894,713       481,112     1,816,148     1,633,572

Net income per share                  .89           .42          1.70          1.42

Average shares outstanding      1,003,080     1,152,832     1,070,588     1,153,162

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                     (All figures subject to year end audit)







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